Exhibit 99.1

Qudian Inc. Reports Second Quarter 2025

Unaudited Financial Results

XIAMEN, China, August 13, 2025/PRNewswire/ -- Qudian Inc. (“Qudian” or “the Company” or “We”) (NYSE: QD), a consumer-oriented technology company in China, today announced its unaudited financial results for the quarter ended June 30, 2025.

Second Quarter 2025 Financial Highlights:

●	Total revenues were RMB3.5 million (US$0.5 million), compared to RMB53.3 million for the same period of last year

●	Net income attributable to Qudian’s shareholders was RMB311.8 million (US$43.5 million), compared to RMB99.8 million for the same period of last year; net income per diluted ADS was RMB1.86 (US$0.26) for the second quarter of 2025

After careful evaluation, the Company has decided to wind down its last-mile delivery business. This decision is in the best interest of the Company and aligned with the commitment to achieve sustainable growth and create shareholder value. Moving forward, the Company expects to remain steadfast in its commitment to executing its business transition and simultaneously maintaining prudent cash management to safeguard its balance sheet.

Second Quarter Financial Results

Sales income and others decreased by 93.5% to RMB3.5 million (US$0.5 million) from RMB53.3 million for the second quarter of 2024, which was primarily due to the decrease in sales income generated from last-mile delivery business as a result of the increased competition in the industry. The Company has decided to wind down its last-mile delivery business.

Total operating costs and expenses increased to RMB117.7 million (US$16.4 million) from RMB110.8 million for the second quarter of 2024.

Cost of revenues decreased by 93.6% to RMB3.0 million (US$0.4 million) from RMB46.2 million for the second quarter of 2024, primarily due to the decrease in service cost related to last-mile delivery business with the winding down of the business.

General and administrative expenses increased by 39.6% to RMB65.9 million (US$9.2 million) from RMB47.2 million for the second quarter of 2024, primarily due to the increase in depreciation and property tax expenses following the completion of the construction of the Company’s headquarters.

Research and development expenses decreased by 25.5% to RMB11.3 million (US$1.6 million) from RMB15.2 million for the second quarter of 2024, as a result of the decrease in staff head count, which led to a corresponding decrease in staff salaries.

Loss from operations was RMB113.9 million (US$15.9 million), compared to RMB57.4 million for the second quarter of 2024, mainly due to the winding down of the Company’s businesses and the increase in depreciation and property tax expenses following the completion of the construction of the Company’s headquarters.

Interest and investment income, net increased by 392.3% to RMB440.5 million (US$61.5 million) from RMB89.5 million for the second quarter of 2024, mainly attributable to the increase of income from investments in the second quarter of 2025.

Gain on derivative instrument was RMB30.2 million (US$4.2 million), compared to RMB58.4 million for the second quarter of 2024. The gain was mainly attributable to the increase in quoted price of the underlying equity securities relating to the derivative instruments we held.

Net income attributable to Qudian’s shareholders was RMB311.8 million (US$43.5 million), compared to RMB99.8 million in the second quarter of 2024. Net income per diluted ADS was RMB1.86 (US$0.26).

Cash Flow

As of June 30, 2025, the Company had cash and cash equivalents of RMB4,029.0 million (US$562.4 million) and restricted cash of RMB782.3 million (US$109.2 million). Restricted cash mainly represents security deposits held in designated bank accounts for the guarantee of short-term borrowings. Such restricted cash is not available to fund the general liquidity needs of the Company.

For the second quarter of 2025, net cash used in operating activities was RMB1.1 million (US$0.2 million), mainly due to payments for labor-related and other general expenses. Net cash used in investing activities was RMB698.2 million (US$97.5 million), mainly due to the purchase of short-term investments. Net cash used in financing activities was RMB81.3 million (US$11.3 million), mainly due to the repurchase of ordinary shares.

Update on Share Repurchase

Our Board approved a share repurchase program in March 2024 to purchase up to US$300 million worth of Class A ordinary shares or ADSs in the next 36 months starting from June 13, 2024. From the launch of the share repurchase program on June 13, 2024 to August 12, 2025, the Company has in aggregate purchased 22.7 million ADSs in the open market for a total amount of approximately US$54.6 million (an average price of $2.4 per ADS) pursuant to the share repurchase program.

As of August 12, 2025, the Company had in aggregate purchased 177.0 million ADSs for a total amount of approximately US$748.8 million (an average price of $4.2 per ADS).

About Qudian Inc.

Qudian Inc. ("Qudian") is a consumer-oriented technology company. The Company historically focused on providing credit solutions to consumers. Qudian is exploring innovative business opportunities to satisfy consumers' demand by leveraging its technology capabilities.

For more information, please visit http://ir.qudian.com.

Use of Non-GAAP Financial Measures

We use Non-GAAP net income/loss attributable to Qudian’s shareholders, a Non-GAAP financial measure, in evaluating our operating results and for financial and operational decision-making purposes. We believe that Non-GAAP net income/loss attributable to Qudian’s shareholders helps identify underlying trends in our business by excluding the impact of share-based compensation expenses, which are non-cash charges. We believe that Non-GAAP net income/loss attributable to Qudian’s shareholders provides useful information about our operating results, enhances the overall understanding of our past performance and future prospects and allows for greater visibility with respect to key metrics used by our management in its financial and operational decision-making.

Non-GAAP net income/loss attributable to Qudian’s shareholders is not defined under U.S. GAAP and is not presented in accordance with U.S. GAAP. This Non-GAAP financial measure has limitations as an analytical tool, and when assessing our operating performance, cash flows or our liquidity, investors should not consider them in isolation, or as a substitute for net loss /income, cash flows provided by operating activities or other consolidated statements of operation and cash flow data prepared in accordance with U.S. GAAP.

We mitigate these limitations by reconciling the Non-GAAP financial measure to the most comparable U.S. GAAP performance measure, all of which should be considered when evaluating our performance.

For more information on this Non-GAAP financial measure, please see the table captioned "Unaudited Reconciliation of GAAP and Non-GAAP Results" set forth at the end of this press release.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars ("US$") at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to US$ were made at the rate of RMB7.1636 to US$1.00, the noon buying rate in effect on June 30, 2025, in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

Statement Regarding Preliminary Unaudited Financial Information

The unaudited financial information set out in this earnings release is preliminary and subject to potential adjustments. Adjustments to the consolidated financial statements may be identified when audit work has been performed for the Company's year-end audit, which could result in significant differences from this preliminary unaudited financial information.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the expectation of its collection efficiency and delinquency, contain forward-looking statements. Qudian may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Qudian's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Qudian's goal and strategies; Qudian's expansion plans; Qudian's future business development, financial condition and results of operations; Qudian's expectations regarding demand for, and market acceptance of, its products; Qudian's expectations regarding keeping and strengthening its relationships with customers, business partners and other parties it collaborates with; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Qudian's filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Qudian does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Qudian Inc.

Tel: +86-592-596-8208

E-mail: ir@qudian.com

QUDIAN INC.

Unaudited Condensed Consolidated Statements of Operations

	Three months ended June 30,
(In thousands except for number of shares and per-share data)	2024	2025
		(Unaudited)	(Unaudited)
	RMB	RMB	US$
Revenues:
Sales income and others	53,328	3,490	487
Total revenues	53,328	3,490	487

Operating cost and expenses:
Cost of revenues	(46,248)	(2,956)	(413)
Sales and marketing	(1,054)	(671)	(94)
General and administrative	(47,165)	(65,853)	(9,193)
Research and development	(15,219)	(11,331)	(1,582)
(Provision for)/Reversal of expected credit losses on receivables and other assets	(751)	270	38
Impairment loss from other assets	(387)	(37,148)	(5,186)
Total operating cost and expenses	(110,824)	(117,689)	(16,430)
Other operating income	119	330	46

Loss from operations	(57,377)	(113,869)	(15,897)
Interest and investment income, net	89,485	440,506	61,492
Gain/(Loss) from equity method investments	820	(1,005)	(140)
Gain on derivative instruments	58,376	30,212	4,217
Foreign exchange loss, net	(1,186)	(11,343)	(1,583)
Other income	714	1,229	172
Other expenses	(342)	(447)	(62)

Net income before income taxes	90,490	345,283	48,199
Income tax expenses	9,297	(33,521)	(4,679)

Net income	99,787	311,762	43,520

Net income attributable to Qudian Inc.'s shareholders	99,787	311,762	43,520

Earning per share for Class A and Class B ordinary shares:
Basic	0.54	1.92	0.27
Diluted	0.53	1.86	0.26

Earning per ADS (1 Class A ordinary share equals 1 ADSs):
Basic	0.54	1.92	0.27
Diluted	0.53	1.86	0.26

Weighted average number of Class A and Class B ordinary shares outstanding:
Basic	184,571,121	162,649,164	162,649,164
Diluted	189,684,527	167,456,506	167,456,506

Other comprehensive gain/(loss):
Foreign currency translation adjustment	14,489	(11,908)	(1,662)

Total comprehensive income	114,276	299,854	41,858

Total comprehensive income attributable to Qudian Inc.'s shareholders	114,276	299,854	41,858

QUDIAN INC.

Unaudited Condensed Consolidated Balance Sheets

	As of March 31,	As of June 30,
(In thousands except for number of shares and per-share data)	2025	2025
		(Unaudited)	(Unaudited)
	RMB	RMB	US$
ASSETS:
Current assets:
Cash and cash equivalents	4,822,853	4,028,995	562,426
Restricted cash and cash equivalents	782,169	782,251	109,198
Time and structured deposit	2,203,627	1,758,770	245,515
Derivative instruments-asset	18,139	38,793	5,415
Short-term investments	1,430,652	2,850,688	397,941
Accounts receivables	15,068	9,225	1,288
Other current assets	1,098,972	925,915	129,253
Total current assets	10,371,480	10,394,637	1,451,036

Non-current assets:
Right-of-use assets	123,731	101,715	14,199
Investment in equity method investee	146,012	144,822	20,216
Long-term investments	78,987	78,616	10,974
Property and equipment, net	1,584,931	1,747,669	243,965
Intangible assets	2,064	1,922	268
Other non-current assets	345,448	280,115	39,102
Total non-current assets	2,281,173	2,354,859	328,724

TOTAL ASSETS	12,652,653	12,749,496	1,779,760

QUDIAN INC.

Unaudited Condensed Consolidated Balance Sheets (Continued)

	As of March 31,	As of June 30,
(In thousands except for number of shares and per-share data)	2025	2025
		(Unaudited)	(Unaudited)
	RMB	RMB	US$
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Short-term borrowings	720,000	720,000	100,508
Short-term lease liabilities	13,015	7,352	1,026
Derivative instruments-liability	129,436	-	-
Accrued expenses and other current liabilities	377,375	371,442	51,851
Income tax payable	33,313	39,383	5,498
Total current liabilities	1,273,139	1,138,177	158,883

Non-current liabilities:
Deferred tax liabilities	-	27,427	3,829
Long-term lease liabilities	20,795	5,126	716
Total non-current liabilities	20,795	32,553	4,545
Total liabilities	1,293,934	1,170,730	163,428

Shareholders' equity:
Class A Ordinary shares	132	132	18
Class B Ordinary shares	44	44	6
Treasury shares	(1,491,531)	(1,571,141)	(219,323)
Additional paid-in capital	4,025,406	4,025,209	561,897
Accumulated other comprehensive profit/(loss)	4,444	(7,464)	(1,042)
Retained earnings	8,820,224	9,131,986	1,274,776
Total equity	11,358,719	11,578,766	1,616,332

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	12,652,653	12,749,496	1,779,760

QUDIAN INC.

Unaudited Reconciliation of GAAP And Non-GAAP Results

	Three months ended June 30,
(In thousands except for number of shares and per-share data)	2024	2025
		(Unaudited)	(Unaudited)
	RMB	RMB	US$
Total net income attributable to Qudian Inc.’s shareholders	99,787	311,762	43,520
Add: Share-based compensation expenses	1	-	-
Non-GAAP net income attributable to Qudian Inc.’s shareholders	99,788	311,762	43,520

Non-GAAP net income per share—basic	0.54	1.92	0.27
Non-GAAP net income per share—diluted	0.53	1.86	0.26
Weighted average shares outstanding—basic	184,571,121	162,649,164	162,649,164
Weighted average shares outstanding—diluted	189,684,527	167,456,506	167,456,506